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September 9, 2013		Writer’s Direct Contact 415.268.7113 GGrover@mofo.com

Duc Dang

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RE/MAX Holdings, Inc.
Registration Statement on Form S-1
Filed August 19, 2013
File No. 333-190699

Dear Mr. Dang:

We enclose herewith, on behalf of RE/MAX Holdings, Inc. (the “Company”), clean and marked copies of Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”), together with responses to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated August 30, 2013. Amendment No. 1 incorporates responses to the Staff’s comments. Below, we have noted the Staff’s comments in bold face type and the Company’s responses in regular type.

Organizational Structure Following the Offering, page 54

1.	In your diagram, you indicate that the Class B and Class A shares have 0% and 100% economics, respectively. Please revise the diagram to illustrate the economic entitlements represented by the common units of RMCO, LLC.

Response: The Company believes that footnotes (7), (8) and (9) to the diagram explain more clearly the economic interests represented by the common units of RMCO, LLC and that each such common unit is redeemable for cash or shares of Class A common stock on a one-for-one basis. As a result, the Company has revised the disclosure on pages 14 and 55 in response to the Staff’s comment to remove the reference in the diagram to the economic interests of Class A and Class B shares.

Securities and Exchange Commission

September 9, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 79

2.	Please reflect your response to comment 15 in the section and contrast that with your disclosure of third party “transaction sides per agent” data on pages 123 and 124. Also, please explain why transaction volume information, whether on a per agent or aggregate basis does not provide any indication of the sustainability of maintaining or growing your agent count. Was there a decrease in transaction activity prior to your loss of agents from 2006 to 2011?

Response: The Company has revised the disclosure on page 82 in response to the Staff’s comment to indicate that the Company does not use measures of transaction activity to evaluate or predict our results of operations.

With respect to the information the Company has disclosed on pages 123 and 124, the information disclosed is tracked by third parties and used by the Company in order to attract and retain the most productive and experienced agents in real estate. The Company believes that this agent-centric data is the best information available that compares RE/MAX agents’ productivity to that of agents with competitor brands. This third-party information is a useful characteristic to describe and market the Company’s business and franchise model to agents and franchisees.

From the information available to the Company regarding transaction activity (most notably (i) the aggregate number of transactions, or transaction sides, closed by RE/MAX agents, (ii) aggregate sales volume, or total dollar value of transactions closed, and (iii) average transaction sides per agent), the Company is not able to conclude that there is a consistent correlation between transaction activity and future agent count. As a result, the Company does not monitor these metrics to gauge or predict the Company’s results of operations, but instead tracks this information on a historical basis primarily for purposes of the Company’s marketing efforts with agents and franchisees. By comparison, the Company uses agent count as its primary indicator for revenue growth and its primary metric for strategic objectives and plans.

Securities and Exchange Commission

September 9, 2013

Description of Our Revenue, page 85

3.	We note your response to comment 16. Considering your intentions discussed elsewhere, please discuss management’s view as it relates to selling franchises in Independent Regions.

Response: The Company intends to continue to attempt to expand franchise sales in Independent Regions. However, revenue derived from fees from sales of franchises in Independent Regions is immaterial to the Company as a whole and the Company does not expect such sales to be material in the near future.

Six Months Ended June 30, 2012 vs. Six Months Ended June 30, 2013, page 89

4.	We note your response to comment 17. Please revise to provide a similar breakdown for the broker fees and franchise sales or tell us why such distinctions are not material.

Response: The Company has revised pages 90, 93 and 96 in response to the Staff’s comment to provide the portion of broker fees derived from Company-owned Regions and Independent Regions. The Company does not believe that a breakdown for franchise sales between Company-owned Regions and Independent Regions would be meaningful disclosure for investors because the Company receives only a portion of the revenue from the sales and renewals of individual franchises from Independent Regions, the amount of which is immaterial. As such, a breakdown between franchise sales in Company-owned Regions and Independent Regions would not be meaningful.

Critical Accounting Policies, Judgments and Estimates, page 107

Stock-Based Compensation, page 110

5.	With respect to your unit option award grants made during 2012, please include a discussion of any significant factors contributing to the expected difference between the value of the underlying units and an equivalent number of common shares at the anticipated mid-point of the IPO price.

Response: The Company is submitting contemporaneously to the Staff, under cover of a separate letter, the support and explanations regarding the expected difference between the value of the units underlying the unit option awards granted in 2012 and the equivalent number of Class A common shares at the anticipated mid-point of the IPO price. Additionally, the Company has revised pages 110 and 111 in response to the Staff’s comment to provide additional discussion regarding the significant factors contributing to the expected difference in value.

Securities and Exchange Commission

September 9, 2013

Financial Statements

Financial Statements of RMCO, LLC for the year ended December 31, 2012, page F-5

Notes to Consolidated Financial Statements, page F-10

(6) Acquisitions and Dispositions, page F-20

Acquisition of RE/MAX of Colorado, Inc., page F-21

6.	We note your response to comment 25 and your revision to your filing. According to the diagram of RMCO, LLC’s organizational structure on page 53, Weston Presidio and RIHI own units of RMCO, LLC. Please tell us if Mr. and Mrs. Liniger control RMCO, LLC and how you made this determination. Within your response, please tell us if (1) an individual or entity held more than 50 percent of the voting ownership interest of each entity, (2) immediate family members held more than 50 percent of the voting ownership interest of each entity (with no evidence that those family members would vote their shares in any way other than in concert), or (3) a group of shareholders held more than 50 percent of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert existed.

Response: On the date of the acquisition of RE/MAX of Colorado by RMCO, RMCO was majority owned and controlled by RIHI, with approximately 84.96% of the voting power of RMCO held by RIHI. On the date of the acquisition, RIHI was majority owned and controlled by Mr. and Mrs. Liniger, with 96.84% of the voting power of RIHI held by Mr. and Mrs. Liniger on a combined basis. Mr. and Mrs. Liniger owned 100% of RE/MAX of Colorado at the time of the acquisition. As a result, RMCO determined that RMCO and RE/MAX of Colorado were entities under common control.

* * * * *

Securities and Exchange Commission

September 9, 2013

We appreciate your time and attention to the Company’s response to the Staff’s comment. Should you have any additional questions or concerns, please call me at 415-268-7113.

Sincerely,

/s/ Gavin B. Grover, Esq.

Gavin B. Grover, Esq.

Enclosures

cc:	Howard Efron (Securities and Exchange Commission)
Jennifer Monick (Securities and Exchange Commission)
Folake Ayoola (Securities and Exchange Commission)
Margaret M. Kelly (RE/MAX Holdings, Inc.)
Dave Liniger (RE/MAX Holdings, Inc.)
David B. Strong (Morrison & Foerster LLP)
John M. Rafferty (Morrison & Foerster LLP)
Deanna L. Kirkpatrick (Davis Polk & Wardwell LLP)